October 21, 2015
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jason Langford

Re:	Veritiv Corporation
Registration Statement on Form S-3
File No. 333-207286

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Veritiv Corporation, a Delaware corporation (the “Company”), hereby respectfully requests acceleration of the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-207286), as amended by Amendment No. 1 thereto (the “Registration Statement”), to 4:00 p.m., Eastern Time, on October 23, 2015, or as soon thereafter as practicable.
In addition, at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company acknowledges that:

1.
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Lindsey A. Smith of Sidley Austin LLP at (312) 853-2210 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.
Very truly yours,
VERITIV CORPORATION

By: /s/ Mark W. Hianik
Name: Mark W. Hianik
Title: Senior Vice President, General
Counsel & Corporate Secretary

Acceleration Request Letter